United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release
Signature Page

February 17, 2012

Updated Disclosure on Certain Legal Proceedings

We are providing the following updated disclosures on certain legal proceedings relating to Brazilian federal taxation, in view of recent developments in these proceedings and related press reports.  On February 17, 2012, we filed with Brazil’s securities commission (Commissão de Valores Mobiliários) amendments to our annual disclosure report (Formulário de Referência) that provide substantially similar information.  These proceedings have also been described in Part V of our annual report on Form 20-F for 2010, which we filed on April 28, 2011, and in reports on Form 6-K from time to time.  The information below does not update our disclosures concerning other legal proceedings.

We are engaged in legal proceedings concerning the contention of the Brazilian federal tax authority (Receita Federal) that we should pay Brazilian corporate income tax and social security contributions on the net income of our non-Brazilian subsidiaries.  The position of the tax authority is based on Article 74 of Brazilian Provisional Measure 2,158-34/2001 (“Article 74”), a tax regulation issued in 2001 by Brazil’s President, and on implementing regulations adopted by the tax authority under Article 74.  As described below, we are contesting this contention on a number of grounds in several different proceedings.

For accounting purposes, we have determined that the payment of additional taxes under Article 74 is not probable, and accordingly we have not established any provision.  We intend to continue to vigorously defend our interests in all the related proceedings.

Our direct judicial challenge

In 2003, prior to receiving any assessment of taxes under Article 74, we initiated a legal proceeding (“mandado de segurança”) challenging the applicability of the regulation based on the following arguments: (i) Article 74 disregards certain provisions on the taxation of profits in double taxation treaties between Brazil and the countries where some of our subsidiaries are based; (ii) the Brazilian Tax Code prohibits the establishment of conditions and timing of any such tax by means of a provisional measure; (iii) even if Article 74 is valid, currency exchange gains and losses must be excluded from the net income of our foreign subsidiaries in the calculation of taxes owed; and (iv) the application of the regulation to net income generated before December 2001 would violate the constitutional principle prohibiting retroactive application of tax laws.

In 2005, the court of first instance ruled against us on the merits of the case, and we appealed.  In 2011, our appeal was rejected by the Federal Court of Appeals (Tribunal Regional Federal da 2ª Região).

In December 2011, we filed new appeals before the Superior Court of Justice (Superior Tribunal de Justiça), with respect to our arguments regarding the violations to federal law and international treaties, and the Supreme Court (Supremo Tribunal Federal), with respect to our constitutional arguments.

CNI (Confederação Nacional da Indústria), a major national industry association, filed a direct constitutional challenge (ação direta de inconstitucionalidade) to Article 74 before the Supreme Court in 2001, which is still pending.  A decision in the CNI case would have general applicability with respect to the constitutional arguments against Article 74. Even if the Supreme Court rules against the CNI, we intend to continue pursuing our other legal arguments.  Other taxpayers and groups have challenged Article 74, and those challenges are also still pending.  In April 2011, another taxpayer prevailed in the Superior Court of Justice on some of the same grounds that we have asserted against the tax authorities.

Tax assessments and our administrative claims

The tax authority has issued four tax assessments (autos de infração) against us for payment of taxes in accordance with Article 74, as follows (including interest and penalties through December 31, 2011):

•                  Notice of assessment issued in 2007 covering the years 1996 — 2002, for taxes of R$992 million, plus interest and penalties of R$2,101 million.

•                  Notice of assessment issued in 2008 covering the years 2002 — 2006, for taxes of R$4,076 million, plus interest and penalties of R$6,778 million.

•                  Notice of assessment issued in 2009 covering the year 2007, for taxes of R$5,742 million, plus interest and penalties of R$7,497 million.

•                  Notice of assessment issued in 2010 covering the year 2008, for taxes of R$1,604 million, plus interest and penalties of R$1,897 million.

Vale has challenged each assessment with the tax authority and on appeal to the CARF (Conselho Administrativo de Recursos Fiscais), which is an appellate administrative tribunal within the tax authority.  Although each assessment relates to different factual circumstances and not all of our arguments apply to all four assessments, these challenges generally assert that Article 74 conflicts with certain provisions of Brazil’s international tax treaties on the taxation of dividends, and they dispute the application and calculation of fines on the claimed amounts.  We have raised other arguments in respect of the validity of Article 74 in our direct judicial challenge to the regulation, as discussed above.  While challenges to Article 74 remain unresolved, the tax authority is likely to issue additional assessments covering years subsequent to 2008 in order to preserve its rights in light of the applicable statute of limitations. We intend to challenge any such assessments.

The current status of each of our administrative challenges to the tax assessments is described below.  The tax authority is also taking steps toward collection of parts of these amounts, and we are opposing these steps by appropriate means.

•                  With respect to the assessment covering the years 1996 — 2002, in May 2010 the CARF ruled in favor of Vale with respect to the issue of the inapplicability of certain fines.  However, the CARF refused to consider our other arguments, contending that the issues are already being considered in our pending direct judicial challenge and accordingly must be heard by the judiciary, since administrative tribunals cannot adjudicate claims that are already the subject of judicial review. Vale has appealed against this decision both in the courts and within the tax administration.

•                  With respect to the assessments covering the years 2003 — 2006 and the year 2007, the CARF ruled in May 2010 and in November 2011 in favor of Vale with respect to Vale’s argument that the tax authority did not adequately consider Vale’s tax treaty arguments, and it ordered the authority to reconsider our challenge.  However, in January 2012, the chairman of the CARF chamber vacated the ruling and removed the cases to the courts, arguing that these issues are already being considered in Vale’s pending direct judicial challenge and accordingly must be heard by the judiciary.  Vale subsequently obtained a judicial injunction remanding the case back to the tax administration for consideration of the treaty arguments.

•                  The CARF has not issued any decision on the assessment covering the year 2008.

Decisions of the tax administration may be challenged in judicial courts, with two or sometimes three levels of judicial review.  While tax claims are being contested in administrative proceedings, the tax authority cannot seek to collect the assessed amounts.  However, if the administrative review process concludes without dismissing the assessment, the tax authority can seek to collect payment, and the taxpayer can only challenge the administrative decision in the courts if it posts bond as further discussed below. In connection with our direct judicial challenge to Article 74, we obtained a preliminary injunction in 2003 from the court of first instance suspending our obligation to pay related taxes and the accrual of penalties during the pendency of the appeal process.  However, in 2011 the Federal Court of Appeals decided that we were not entitled to any suspensory relief.  In connection with our appeal to the Superior Court of Justice, we have asked for injunctive relief from collection efforts and the accrual of penalties, but we cannot assure that we will obtain such relief.

If we are not successful in challenging the assessments at the administrative level, we intend to appeal to the federal courts.  Under Brazilian law, a taxpayer that appeals to the federal courts must ordinarily provide a bond or security in commensurate amount with the court in order to suspend collection efforts.  We intend to contest the application and scope of the bond requirement under the circumstances of our challenges to Article 74, and to seek a new injunction to allow us to contest the merits without posting bond, but it is likely that we will be required to post bond or some form of security with the court, and, depending on the nature, amount and scope of such bond, this may have a significant financial impact.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: February 17, 2012		Roberto Castello Branco
Director of Investor Relations